EXHIBIT 99.1

Codere Online
Luxembourg, S.A. and
subsidiaries (formerly
denominated Codere
Online Business).

Unaudited Interim Condensed
Consolidated Financial Statements as of
and for the six months ended June 30, 2023

Codere Online Luxembourg, S.A. and subsidiaries.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION AS OF JUNE 30, 2023 AND CONSOLIDATED STATEMENT OF FINANCIAL POSITION AS OF DECEMBER 31, 2022

(Thousands of Euros)

	Notes	06/30/2023	12/31/2022
ASSETS
A) NON-CURRENT ASSETS		1,280	983
Intangible assets		11	10
Property, plant and equipment		219	200
Non-current financial assets		-	2
Deferred tax asset	9	1,050	771
B) CURRENT ASSETS		63,810	68,325
Trade receivables and other current assets	5	8,558	7,742
Current financial assets	4	9,869	6,775
Cash and cash equivalents	4	45,383	53,808
TOTAL ASSETS (A+B)		65,090	69,308

	Notes	06/30/2023	12/31/2022
EQUITY AND LIABILITIES
A) EQUITY	6	21,645	24,547
Equity attributable to equity holders of the Parent		21,519	24,401
Equity attributable to non-controlling interest		126	146
B) NON-CURRENT LIABILITIES		966	2,008
Non-current financial liabilities	7	966	1,298
Deferred tax liability	9	-	710
C) CURRENT LIABILITIES		42,479	42,753
Borrowings	7	2,393	4,243
Trade payables and other current liabilities	8	40,086	38,510
TOTAL EQUITY AND LIABILITIES (A+B+C)		65,090	69,308

The accompanying notes 1 to 14 are an integral part of the accompanying Unaudited Interim Condensed Consolidated Financial Statements

Codere Online Luxembourg, S.A. and subsidiaries.

UNAUDITED INTERIM CONDENSED CONSOLIDATED INCOME STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND UNAUDITED INTERIM CONDENSED CONSOLIDATED CARVE-OUT INCOME STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2022

(Thousands of Euros)

	Notes	06/30/2023	06/30/2022
Revenue	10	74,635	51,262
Personnel expenses		(8,794)	(6,443)
Depreciation and amortization		(47)	(346)
Other operating expenses		(77,101)	(69,738)
Operating expenses	10	(85,942)	(76,527)
OPERATING INCOME/(LOSS)		(11,307)	(25,265)
Finance Income / (costs)		8,565	10,227
Net financial results	10	8,565	10,227
NET INCOME/(LOSS) BEFORE TAX		(2,742)	(15,038)
Income tax benefit/(expense)	9	2,417	(1,723)
NET INCOME/(LOSS) FOR THE PERIOD		(325)	(16,761)
Attributable to equity holders of the Parent		(305)	(16,761)
Attributable to non-controlling interests		(20)	-
Basic earnings per share attributable to equity holders of the parent (Euro)	10	(0.007)	(0.370)
Diluted earnings per share attributable to equity holders of the parent (Euro)	10	(0.007)	(0.370)

The accompanying notes 1 to 14 are an integral part of the accompanying Unaudited Interim Condensed Consolidated Financial Statements

Codere Online Luxembourg, S.A. and subsidiaries.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND UNAUDITED INTERIM CONDENSED CONSOLIDATED CARVE-OUT STATEMENTS OF COMPREHENSIVE INCOME FOR THE SIX MONTHS ENDED JUNE 30, 2022

(Thousands of Euros)

	06/30/2023	06/30/2022
Net income/(loss) for the period	(325)	(16,761)
Currency translation differences	(4,152)	(711)
Income tax impact	-	-
Items that will not be reclassified subsequently to the income statement	(4,152)	(711)
Total other comprehensive income/(loss) recognized for the period	(4,152)	(711)
Total comprehensive income/(loss) recognized for the period	(4,477)	(17,472)
Attributable to:
Equity holders of the Parent	(4,457)	(17,472)
Non-controlling interests	(20)	-

The accompanying notes 1 to 14 are an integral part of the accompanying Unaudited Interim Condensed Consolidated Financial Statements

Codere Online Luxembourg, S.A. and subsidiaries.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND UNAUDITED INTERIM CONDENSED CONSOLIDATED CARVE-OUT STATEMENTS OF CHANGES IN EQUITY FOR THE SIX MONTHS ENDED JUNE 30, 2022

(Thousands of Euros)

	Attributable to equity holders of the Parent (Codere Online Luxembourg S.A.)
	Issued capital	Net income / (loss) for the period	Retained earnings / (losses)	Other reserves	Share premium	Other comprehensive income/(loss)	Total	Non-controlling interest	Total Equity
Balance at December 31, 2021	45,122	(68,067)	(33,970)	18,188	106,920	(185)	68,008	146	68,154
Net income/(loss) for the period	-	(16,761)	-	-	-		(16,761)	-	(16,761)
Other comprehensive income/(loss) for the period	-	-	-	-	-	(711)	(711)	-	(711)
Total comprehensive income/ (loss) for the period	45,122	(16,761)	(33,970)	18,188	106,920	(711)	(17,472)	-	(17,472)
Appropriation of result	-	68,067	(68,067)	-		-	-	-	-
Share based payment (Note 6)	-	-	-	999		-	999	-	999
Balance at June 30, 2022	45,122	(16,761)	(102,037)	19,187	106,920	(896)	51,535	146	51,681

	Attributable to equity holders of the Parent (Codere Online Luxembourg S.A.)
	Issued capital	Net income / (loss) for the period	Retained earnings / (losses)	Other reserves	Share premium	Other comprehensive income/(loss)	Total	Non-controlling interest	Total Equity
Balance at December 31, 2022	45,122	(46,382)	(102,037)	22,433	106,920	(1,655)	24,401	146	24,547
Net income/(loss) for the period	-	(305)	-	-	-	-	(305)	(20)	(325)
Other comprehensive income/(loss) for the period	-	-	-	-	-	(4,152)	(4,152)	-	(4,152)
Total comprehensive income/ (loss) for the period	45,122	(46,687)	(102,037)	22,433	106,920	(5,807)	19,919	126	20,070
Appropriation of result	-	305	(305)	-	-	-	-	-	-
Share based-compensation (Note 6)	176	-	-	1,399	-	-	1,575	-	1,575
Net change in Parent investment	-	-	-	-	-	-	-	-	-
Balance at June 30, 2023	45,298	(46,382)	(102,342)	24,014	106,920	(5,807)	21,519	126	21,645

The accompanying notes 1 to 14 are an integral part of the accompanying Unaudited Interim Condensed Consolidated Financial Statements

Codere Online Luxembourg, S.A. and subsidiaries.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND UNAUDITED INTERIM CONDENSED CONSOLIDATED CARVE-OUT STATEMENTS OF CASH FLOWS FOR THE SIX MONTHS ENDED JUNE 30, 2022

(Thousands of Euros)

	Notes	06/30/2023	06/30/2022
Net loss before tax		(2,742)	(15,038)
Adjustments to profit/loss:		(8,088)	(8,741)
Depreciation and amortization		59	346
Movements in provisions		1,256	1,004
Change in Expected credit loss		149	136
Effect of hyperinflation on results		(4,251)	(544)
Changes in fair value		(330)	(3,592)
Exchange rate impact		(2,845)	(6,205)
Interest (Income)/Expenses		(1,136)	(20)
Others		-	135
Deferred taxes		(990)	-
Changes in working capital:		3,453	7,302
Trade receivables and other current assets	5	(5,777)	(2,521)
Trade payables and other current liabilities	8	9,230	9,318
Other lease payments*		-	(263)
Increase/(decrease) in deferred income		-	768
Income tax paid		-	(185)
Net cash provided by (used in) operating activities		(7,377)	(16,662)
Payment for purchases of property, plant and equipment		(76)	(65)
Payments for investments		-	-
Net cash used in investing activities		(76)	(65)
Drawdown of other borrowings	7	-	-
Capitalized lease payments (IFRS 16)		-	-
Interest paid		-	-
Net cash provided by (used in) financing activities		-	-
Net increase in cash and cash equivalents		(7,453)	(16,727)
Cash and cash equivalents at the beginning of the year		53,808	94,908
Effect of changes in exchange rates on cash and cash equivalents		(972)	6,340
Cash and cash equivalents at the end of the year		45,383	84,521

*	Includes short-term lease payments, payments for leases of low-value assets and variable lease payments.

The accompanying notes 1 to 14 are an integral part of the accompanying Unaudited Interim Condensed Consolidated Financial Statements

Codere Online Luxembourg, S.A. and subsidiaries.

SELECTED NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2023 AND FOR THE SIX MONTHS ENDED JUNE 30, 2023

(Thousands of Euros)

1.	BACKGROUND

On June 4, 2021, Codere Online Luxembourg, S.A. (the “Company” or “Parent” and, together with its subsidiaries, “Codere Online”), was incorporated and was registered in Luxembourg as a public limited company (société anonyme) under the laws of Luxembourg with its registered office at 7, rue Robert Stumper, L-2557 Luxembourg, Grand Duchy of Luxembourg and has been registered with the Luxembourg trade and companies register (Registre de commerce et des sociétés, Luxembourg) under the number B255798.

Codere Online is comprised of the former online gambling operations of its majority shareholder Codere New Topco, S.A. and its subsidiaries (“Codere Group”) in Spain, Mexico, Colombia, Panama and Argentina focused on online gambling and other online services. Codere Group controls Codere Online through its operating Spanish Holdco, Codere Newco, S.A.U. (“CNEW”), which holds 66.2% of the ordinary shares of Parent.

Codere Group means until November 19, 2021, Codere S.A. and its subsidiaries and from November 19, 2021, Codere New Topco S.A., a limited liability company (societé anonyme) governed by the laws of the Grand Duchy of Luxembourg, and its subsidiaries, including CNEW. Codere Group is a leading international gaming operator that operates slot machines, bingo seats and sports betting terminals in Latin America (Argentina, Colombia, Mexico, Panama and Uruguay), Spain and Italy, across various gaming venues, including gaming halls, arcades, bars, sports betting shops and horse racetracks. Codere Group was listed on the Madrid Stock Exchange from 2007 until its delisting in 2021 as a result of a corporate restructuring.

The perimeter of Codere Online consists of 10 operating and supporting entities (Spain, United States, Mexico, Colombia, Panama, Gibraltar, Israel, Argentina and Malta) and 2 holding companies (Spain and Luxembourg).

Entity	Entity Type	Ownership	Location
Codere Online Luxembourg S.A.	Holding Company	100%	Luxembourg
Codere Online U.S. Corp.	Supporting Entity	100%	United States
Servicios de Juego Online S.A.U.	Holding Company	100%	Spain
Codere Online S.A.U.	Operating Entity	100%	Spain
Codere Online Colombia SAS	Operating Entity	100%	Colombia
Operating Management Services Panama S.A.	Operating Entity	100%	Panama
LIFO AenP	Operating Entity	99.99%	Mexico
Codere Online Operator LTD	Operating Entity	100%	Malta
Codere Online Management Services LTD	Supporting Entity	100%	Malta
Codere Online Argentina, S.A.*	Operating Entity	95%	Argentina
Codere Israel Marketing Support Services LTD	Supporting Entity	100%	Israel
Codere (Gibraltar) Marketing Services LTD	Supporting Entity	100%	Gibraltar

*	Please refer to Note 13 for more information about this entity

Codere Online Luxembourg, S.A. and subsidiaries.

SELECTED NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2023 AND FOR THE SIX MONTHS ENDED JUNE 30, 2023

(Thousands of Euros)

2.	BASIS OF PRESENTATION OF THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

a)	Basis of presentation and comparison of information

The accompanying Unaudited Interim Condensed Consolidated Financial Statements as of and for the six months ended June 30, 2023 (the “Unaudited Interim Condensed Consolidated Financial Statements”), were prepared according to International Accounting Standard 34 (“IAS 34”), “Interim Financial Reporting”. According to IAS 34, interim financial reporting is intended to bring the contents of Codere Online’s last Consolidated Financial Statements up to date, emphasizing any new activities, events or circumstances that occurred during the six months ended June 30, 2023 but without duplicating the information previously published in the Consolidated Carve-out Financial Statements. Therefore, in order to properly understand the information included in the accompanying Unaudited Interim Condensed Consolidated Financial Statements, they must be read together with Codere Online’s Consolidated Carve-out Financial Statements as of December 31, 2022.

The Unaudited Interim Condensed Consolidated Financial Statements of Codere Online were prepared and approved on November, 14, 2023.

Codere Online has used the same accounting policies throughout all of the periods presented in the Unaudited Interim Condensed Consolidated Financial Statements, which are compliant with the International Financial Reporting Standards (hereinafter (“IFRS”) effective at the end of June 30, 2023.

a.1.)	Going concern

The Unaudited Interim Condensed Consolidated Financial Statements present positive equity of €21.6 million euros as of June 30, 2023 and €24.5 million as of December 31, 2022. Additionally, as of June 30, 2023 Codere Online had positive working capital (current assets - current liabilities) amounting to €21.3 million and positive working capital amounting to €25.6 million as of December 31, 2022.

Since its inception, Codere Online has incurred in recurring losses and negative cash flows from operations including net losses of €0.3 million for the six month period ended June 30, 2023 and €16.8 million for the six month period ended June 30, 2022. As of June 30, 2023, Codere Online had a shareholders’ equity position of €21.6 million and €45.4 million of cash and cash equivalents, €5.1 million of which was restricted (as of June 30 2022, Codere Online had €84.5 million in cash, of which €4.7 million was restricted).

Codere Online’s management has prepared these Interim Financial Statements assuming that Codere Online will continue as a going concern. Codere Online’s management has considered its current liquidity position, its actual operating performance, and its reasonable expectations regarding operating performance over the coming three years, which have led management to believe that Codere Online has adequate resources to continue in operational existence for the next twelve months.

Notwithstanding, Codere Online is dependent on its controlling shareholder (Codere Group) for the use of the Codere brand, certain gaming licenses and the provision of certain services. Codere Group is currently undergoing a financial restructuring process, the outcome of which is still uncertain, but potentially material for the Company’s business, results of operations and financial condition.

a.2.)	Changes in perimeter

The perimeter consists of 10 operating and supporting entities (Spain, United States, Mexico, Colombia, Panama, Gibraltar, Israel, Argentina and Malta) and 2 holding companies (Spain and Luxembourg) as described in Note 1 of these Unaudited Interim Condensed Consolidated Financial Statements.

Following an internal reorganization of Codere Online, Codere (Gibraltar) Marketing Services LTD operations were discontinued effective as of April 30, 2023, and we expect to liquidate this Supporting Entity on or before December 31, 2023 as detailed in the Other Information Note (Note 13).

The Malta operating entity (Codere Online Operator LTD) and the Malta supporting entity (Codere Online Management Services LTD) will be liquidated in the fourth quarter of 2023 as detailed in the Events After the Reporting Date Note (Note 14). No material impact is expected regarding the Malta operating entity liquidation.

Codere Online Luxembourg, S.A. and subsidiaries.

SELECTED NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2023 AND FOR THE SIX MONTHS ENDED JUNE 30, 2023

(Thousands of Euros)

a.3.)	Accounting estimates and judgments

The preparation of these Unaudited Interim Condensed Consolidated Financial Statements requires that management make some judgments, estimates and assumptions that affect the application of accounting policies and the balances of assets, liabilities, income and expenses. The estimates and related assumptions are based on historical experience and other factors that are understood as reasonable under the circumstances.

b)	Accounting policies

The accounting policies used in the preparation of the accompanying Unaudited Interim Condensed Consolidated Financial Statements are the same as those applied in the Consolidated Financial Statements as of and for the year ended December 31, 2022, since none of the standards, interpretations or modifications that are applicable have had an impact on the Codere Online’s accounting policies for the six months ended June 30, 2023.

New IFRS, IFRIC and amendments to IFRS not effective as of June 30, 2023

As of the approval date of the Unaudited Interim Condensed Consolidated Financial Statements, the following standards, amendments and interpretations had been published by the IASB, but their application was not mandatory:

Standards, amendments and interpretations	Description	Mandatory application for financial years starting on or after:
Amendment to IAS 1 - Classification of Liabilities as Current or Non-current. Non-current Liabilities with Covenants

The amendment clarifies a criterion in IAS 1 for classifying a liability as non-current. The requirement for an entity to have the right to defer settlement of the liability for at least 12 months after the reporting period.

The amendments improve the information an entity provides when its right to defer settlement of a liability for at least twelve months is subject to compliance with covenants. The amendments also respond to stakeholders’ concerns about the classification of such a liability as current or non-current.

1 January 2024

Amendment to IFRS 16 - Lease Liability in a Sale and Leaseback	Lease Liability in a Sale and Leaseback amends IFRS 16 by adding subsequent measurement requirements for sale and leaseback transactions:	1 January 2024

Amendments to IAS 7 and IFRS 7 - Supplier Finance Arrangements	The amendments will add disclosure requirements, and ‘signposts’ within existing disclosure requirements, that ask entities to provide qualitative and quantitative information about supplier finance arrangements.	1 January 2024

Codere Online estimates that no standards, amendments and interpretations in the preceding table will have a significant impact on the Consolidated Financial Statements in the initial period of application.

Codere Online Luxembourg, S.A. and subsidiaries.

SELECTED NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2023 AND FOR THE SIX MONTHS ENDED JUNE 30, 2023

(Thousands of Euros)

3.	SEGMENT INFORMATION

Under IFRS 8 (Segment Information), operating segments are reported in a manner consistent with the internal reporting provided to the Chief Operating Decision Maker (“CODM”) which, in the case of Codere Online, is the CEO of Codere Online. The CODM is responsible for allocating resources and assessing performance of the business. For management purposes, Codere Online’s operating segments are formed by Codere Online’s online business in Spain, Mexico, Colombia, Panama, and Argentina.

The CEO measures the performance of Codere Online’s business by its revenue and EBITDA, which is calculated as net income/(loss), after adding back income tax benefit/(expense), interest expense, depreciation and amortization.

Codere Online will report financial information, both internally and externally, based on the organizational structure approved by the CEO of Codere Online. Thus, the reportable segments for these Unaudited Interim Condensed Consolidated Financial Statements are formed by Codere Online’s operations in Spain, Mexico, and Colombia. Panama, Argentina and Codere Online Operator LTD (Malta) are grouped under “Other operations”. Codere Online Management Services LTD (Malta), Israel, United States, SEJO and Gibraltar are grouped and reported under “Supporting”. These entities aggregated under “Supporting” segment are not operating entities (only holding companies), but entities that provide internal support services.

The entities that have been aggregated under “Other operations” and “Supporting” have been grouped in accordance with guidance allowed under IFRS 8, Operating Segments. Based on both IFRS 8:BC30 and the diagram included in the implementation guidance accompanying IFRS 8, if two or more components of a business meet the aggregation criteria, they may be combined for external reporting purposes into a single operating segment, notwithstanding that they may individually exceed the quantitative thresholds. Additionally, the entities aggregated in the “Other operations” and “Supporting” segments all meet the following conditions: (i) aggregation is consistent with the core principle of IFRS 8, (ii) the segments have similar economic characteristics, (iii) the segments are similar in the nature of the products and services offered, (iv) the segments are similar in the nature of their production processes, (v) the segments are similar in the type or class of customer for their products and services, (vi) the segments have similar methods used to distribute their products and provide their services and (vii) the segments have a similar nature of their regulatory environment. The segments referred to above include the information related to the online business provided in each country. Inter-segment transactions are carried out on an arm’s length basis and are included in the “Eliminations” column. Information relating to other Codere Online companies not specifically included in these segments is reported under "Other Operations".

Codere Online Luxembourg, S.A. and subsidiaries.

SELECTED NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2023 AND FOR THE SIX MONTHS ENDED JUNE 30, 2023

(Thousands of Euros)

The following tables break down certain of the information presented in the Unaudited Interim Condensed Consolidated Statements of Income (Loss) for the six months ended June 30, 2023 and 2022

06/30/2023	Spain	Mexico	Colombia	Other Operations	Supporting	Eliminations	Total Codere Online
Revenue	35,941	31,959	4,659	2,076	20,121	(20,121)	74,635
Personnel expenses	(846)	(791)	(110)	(359)	(6,688)	-	(8,794)
Depreciation and amortization	(4)	(15)	(1)	(3)	(24)	-	(47)
Other operating expenses	(25,762)	(35,547)	(6,166)	(5,321)	(24,430)	20,125	(77,101)
Operating expenses	(26,612)	(36,353)	(6,277)	(5,683)	(31,142)	(20,125)	(85,942)
OPERATING INCOME/(LOSS)	9,329	(4,394)	(1,618)	(3,607)	(11,021)	4	(11,307)
Finance income	291	5,973	171	3,090	8,261	(5,865)	11,921
Finance costs	(32)	(2,068)	55	(749)	(6,426)	5,864	(3,356)
Net financial results	259	3,905	226	2,341	1,835	(1)	8,565
NET INCOME/(LOSS) BEFORE TAX	9,588	(489)	(1,392)	(1,266)	(9,186)	3	(2,742)
Income tax benefit/(expense)	(338)	2	108	8	2,637	-	2,417
NET INCOME/(LOSS) FOR THE PERIOD	9,250	(487)	(1,284)	(1,258)	(6,549)	3	(325)
Attributable to equity holders of the Parent	9,250	(488)	(1,284)	(1,197)	(6,549)	(43)	(305)
Attributable to non-controlling interests	-	-	-	(61)	-	46	(20)

06/30/2022	Spain	Mexico	Colombia	Other Operations	Supporting	Eliminations	Total Codere Online
Revenue	27,281	19,570	2,785	1,626	24,122	(24,122)	51,262
Personnel expenses	(255)	(423)	(73)	(488)	(5,204)	-	(6,443)
Depreciation and amortization	(41)	(6)	(2)	(66)	(230)	(1)	(346)
Other operating expenses	(23,912)	(31,272)	(6,393)	(3,569)	(28,714)	24,122	(69,738)
Operating expenses	(24,208)	(31,701)	(6,468)	(4,123)	(34,148)	24,121	(76,527)
OPERATING INCOME/(LOSS)	3,073	(12,131)	(3,683)	(2,497)	(10,026)	(1)	(25,265)
Finance income	101	1,672	119	176	14,438	(1,836)	14,670
Finance costs	-	(1,102)	(547)	233	(4,727)	1,700	(4,443)
Net financial results	101	570	(428)	409	9,711	(136)	10,227
NET INCOME/(LOSS) BEFORE TAX	3,174	(11,561)	(4,111)	(2,088)	(315)	(137)	(15,038)
Income tax benefit/(expense)	(272)	3	-	7	(1,462)	1	(1,723)
NET INCOME/(LOSS) FOR THE PERIOD	2,902	(11,558)	(4,111)	(2,081)	(1,777)	(136)	(16,761)
Attributable to equity holders of the Parent	2,902	(11,558)	(4,111)	(2,081)	(1,777)	(136)	(16,761)
Attributable to non-controlling interests	-	-	-	-	-	-	-

Codere Online Luxembourg, S.A. and subsidiaries.

SELECTED NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2023 AND FOR THE SIX MONTHS ENDED JUNE 30, 2023

(Thousands of Euros)

The following tables break down certain of the information presented in the Unaudited Interim Condensed Consolidated Balance Sheets as of June 30, 2023 and in the Consolidated Balance Sheets as of December 31, 2022.

06/30/2023	Spain	Mexico	Colombia	Other Operations	Supporting	Eliminations	Total Codere Online
Non-current assets	37	83	7	41	115,614	(114,502)	1,280
Current assets	34,767	14,698	3,597	9,751	199,482	(198,485)	63,810
Trade receivables and other current assets	13,530	3,317	786	4,978	40,574	(54,627)	8,558
Current financial assets	12,850	1,893	1,170	623	137,161	(143,828)	9,869
Cash and cash equivalents	8,387	9,488	1,641	4,150	21,747	(30)	45,383
Total Assets	34,804	14,781	3,604	9,792	315,092	(312,987)	65,090
EQUITY	29,196	(52,803)	(134)	(5,787)	165,941	(114,768)	21,645
NON-CURRENT LIABILITIES	-	-	-	-	966	-	966
Borrowings	-	-	-	-	966	-	966
Deferred Tax Liability	-	-	-	-	-	-	-
CURRENT LIABILITIES	5,608	67,584	3,738	15,579	148,189	(198,219)	42,479
Borrowings	1,510	41,698	786	10,777	120,263	(172,641)	2,393
Trade payables and other current liabilities	4,098	25,886	2,952	4,802	27,926	(25,578)	40,086
Total EQUITY AND LIABILITIES	34,804	14,781	3,604	9,792	315,096	(312,987)	65,090

12/31/2022	Spain	Mexico	Colombia	Other Operations	Supporting	Eliminations	Total Codere Online
Non-current assets	29	70	7	38	111,129	(110,290)	983
Current assets	31,665	4,787	5,133	2,594	180,924	(156,778)	68,325
Trade receivables and other current assets	13,460	2,132	3,261	742	33,814	(45,667)	7,742
Current financial assets	10,476	1,995	873	696	103,816	(111,081)	6,775
Cash and cash equivalents	7,729	660	999	1,156	43,294	(30)	53,808
Total Assets	31,694	4,857	5,140	2,632	292,053	(267,068)	69,308
EQUITY	19,883	(47,067)	(1,554)	(6,057)	169,899	(110,557)	24,547
NON-CURRENT LIABILITIES	-	-	-	-	2,008	-	2,008
CURRENT LIABILITIES	11,811	51,924	6,694	8,689	120,146	(156,511)	42,753
Lease obligations	-	-	-	-	-	-	-
Provisions	-	-	-	-	-	-	-
Borrowings	306	37,657	68	6,251	99,986	(140,025)	4,243
Trade payables and other current liabilities	11,505	14,267	6,626	2,438	20,160	(16,486)	38,510
Total EQUITY AND LIABILITIES	31,694	4,857	5,140	2,632	292,053	(267,068)	69,308

Codere Online does not have any customers that individually account for 10% or more of its interest and income for the six months ended June 30, 2023 and 2022.

Codere Online Luxembourg, S.A. and subsidiaries.

SELECTED NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2023 AND FOR THE SIX MONTHS ENDED JUNE 30, 2023

(Thousands of Euros)

4.	FINANCIAL ASSETS

The breakdown of the carrying amount of the items presented under this heading at June 30, 2023 and December 31, 2022 is as follows:

	Amortized Cost
06/30/2023	Debt Instruments	Carrying Amount	Fair Value
Current financial assets:	63,810	63,810	63,810
Trade receivables and other current assets (Note 5)	8,558	8,558	8,558
Current financial assets	9,869	9,869	9,869
Of which:
with related parties (Note 11)	2,175	2,175	2,175
Cash and cash equivalents	45,383	45,383	45,383

	Amortized Cost
12/31/2022	Debt Instruments	Carrying Amount	Fair Value
Current financial assets:	68,325	68,325	68,325
Trade receivables and other current assets (Note 5)	7,742	7,742	7,742
Current financial assets	6,775	6,775	6,775
Of which:
with related parties (Note 11)	-	-	-
Cash and cash equivalents	53,808	53,808	53,808

Cash and cash equivalents include restricted cash which corresponds to cash from Spanish clients where the regulation obliges the Company to maintain 1 euro as restricted cash for each euro the customer has in the virtual wallet. As of June 30, 2023 and December 31, 2022, it amounted to 5,058 and 4,829 thousand euros, respectively.

Trade receivables and other current assets mainly include deposits made by customers through retail sport betting points of sale and terminals, owned by other entities of Codere Group, to their online wallets and amounted to 2,145 and 3,357 thousand euros as of June 30, 2023 and December 31, 2022, respectively.

Current financial assets mainly correspond to deposits made by customers through payment service providers to their online wallets. Most of the current financial assets correspond to the online wallets and amounted to 6,098 and 6,455 thousand euros as of June 30, 2023 and December 31, 2022, respectively. These deposits are normally settled and appear in the online account between one to fifteen days after the transaction, depending on each payment service provider and are recognized as current financial assets.

Current financial assets from related parties correspond to funds advance to Codere Group, by which Codere Online has recognized a receivable (see Note 11) amounting to 2,175 thousand and nil as of June 30, 2023 and December 31, 2022, respectively. These receivables are normally recognized as current financial assets.

The expected credit losses recognized on current financial assets as of June 30, 2023 and December 31, 2022 amounted to 140 and 138 thousand euros, respectively.

Codere Online Luxembourg, S.A. and subsidiaries.

SELECTED NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2023 AND FOR THE SIX MONTHS ENDED JUNE 30, 2023

(Thousands of Euros)

5.	TRADE RECEIVABLES AND OTHER CURRENT ASSETS

The breakdown of the items presented under this heading at June 30,2023 and December 31, 2022 is as follows:

	06/30/2023	12/31/2022
Trade receivables:
Other receivables from the Codere Group companies (Note 11)	2,844	4,309
Impairment of trade receivables	(99)	(99)
Other current assets:
Current tax asset	3,944	2,793
Prepayments	1,042	677
Other receivables	827	62
Total	8,558	7,742

Other receivables from the Codere Group companies mainly include balances to be paid by certain Codere Group retail companies in Latin America amounting to 2,835 thousand euros as of June 30, 2023 and amounting to 4,197 thousand euros as of December 31, 2022.

The carrying amounts of Codere Online’s trade receivables and other current assets are denominated in the following currencies:

Currency	06/30/2023	12/31/2022
COP	(88)	3,261
EUR	4,739	1,580
MXN	943	2,132
ILS	57	61
ARS	2,901	365
USD	7	343
Total	8,558	7,742

The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable mentioned above. Codere Online does not hold any collateral as security.

The movement in the allowance for impairment of accounts receivable as of June 30, 2023 and December 31, 2022 is as follows:

Expected credit loss as of 12/31/2021	34
Additions	68
Reversal	-
Expected credit loss as of 06/30/2022	102

Expected credit loss as of 12/31/2022	99
Additions	-
Reversal	-
Expected credit loss as of 06/30/2023	99

Codere Online Luxembourg, S.A. and subsidiaries.

SELECTED NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2023 AND FOR THE SIX MONTHS ENDED JUNE 30, 2023

(Thousands of Euros)

6.	EQUITY

On June 4, 2021, the Company was incorporated with an initial share capital amounting to €30 thousand divided into 30 thousand ordinary shares with a nominal value of one euro each (€1), all of which are fully paid up.

As of December 31, 2022, the share capital of the Company amounted to €45,121,956 divided into 45,121,956 shares as a result of the capital increases in connection with the Business Combination as described in Note 9 of the Consolidated Carve-out Financial Statements as of December 31, 2022. As of June 30, 2023, the share capital of the Company amounted to €45,297,900 divided into 45,297,900 shares as a result of the capital increases carried out in the beginning of 2023 in connection with the Company’s equity based incentive plan for employees.

The movement in Other reserves as of June 30, 2023, amounted to €1,399 thousand, mainly related to the management incentive plan described in Note 13.

Codere Online Luxembourg, S.A. and subsidiaries.

SELECTED NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2023 AND FOR THE SIX MONTHS ENDED JUNE 30, 2023

(Thousands of Euros)

7.	BORROWINGS AND NON-CURRENT FINANCIAL LIABILITIES

Current borrowings at amortized cost

	Amortized Cost
06/30/2023	Debt Instruments	Carrying Amount	Fair Value
Current financial liabilities	2,393	2,393	2,393
Other borrowings	2,393	2,393	2,393
Of which:
with related parties (Note 11)	2,393	2,393	2,393

	Amortized Cost
12/31/2022	Debt Instruments	Carrying Amount	Fair Value
Current financial liabilities	4,243	4,243	4,243
Other borrowings	4,243	4,243	4,243
Of which:
with related parties (Note 11)	4,243	4,243	4,243

Other borrowings correspond to short-term loans, mainly composed of debt with entities from the Codere Group and amounted to €2,393 and €4,243 thousand as of June 30, 2023 and December 31, 2022, respectively.

Financial liabilities associated with financing activities

The following tables present details regarding the changes in financial liabilities as of June 30, 2023 and December 31, 2022 that arise from financial activities:

06/30/2023

	Balance at 12/31/2022	Drawdown of related party debt	Related party non-cash payable	Foreign exchange movement	Changes in fair value	Balance at 06/30/2023
Loans	-	-	-	-	-	-
Other borrowings	4,243	-	(1,850)	-	-	2,393
Total	4,243	-	(1,850)	-	-	2,393

Codere Online Luxembourg, S.A. and subsidiaries.

SELECTED NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2023 AND FOR THE SIX MONTHS ENDED JUNE 30, 2023

(Thousands of Euros)

12/31/2022

	Balance at 12/31/2021	Drawdown of related party debt	Related party non-cash payable	Foreign exchange movement	Changes in fair value	Balance at 12/31/2022
Loans	-	-	-	-	-	-
Other borrowings	2,984	-	1,259	-	-	4,243
Total	2,984	-	1,259	-	-	4,243

Non-current financial liabilities.

As of June 30, 2023, non-current financial liabilities included warrants accounted for as liabilities. The fair value of the warrants was derived from quoted prices (Level 1).

As of June 30, 2023, the warrant liabilities amounted to €964 thousand in the aggregate (as of December 31, 2022, the fair value of the warrant liabilities amounted to €1,298 thousand). The change in fair value of the warrants was recorded in the Unaudited Interim Condensed Consolidated Statements of Income (Loss) as net financial results.

Codere Online Luxembourg, S.A. and subsidiaries.

SELECTED NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2023 AND FOR THE SIX MONTHS ENDED JUNE 30, 2023

(Thousands of Euros)

8.	TRADE PAYABLES AND OTHER CURRENT LIABILITIES

The composition of trade payables and other current liabilities as of as of June 30, 2023 and December 31, 2022 is as follows:

	06/30/2023	12/31/2022
Trade payables	28,934	23,791
Customer online wallets	7,557	7,034
Other current liabilities	3,594	7,685
Accruals	-	-
Total	40,085	38,510
Of which: with related parties (Note 11)	7,938	6,497

The customer online wallets are the net difference between funds deposited by customers, plus winning wagers, less losing wagers and less customers withdrawals.

Accruals include the Codere Online’s commitments to its staff under the labor legislation prevailing in each market as well as the labor contingencies recognized in each reporting period.

The details of other current liabilities as of June 30, 2023 and December 31, 2022 is as follows:

	06/30/2023	12/31/2022
Accrued salaries	1,138	1,874
Current tax liabilities	2,417	5,756
Others	39	55
Total	3,594	7,685

Codere Online Luxembourg, S.A. and subsidiaries.

SELECTED NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2023 AND FOR THE SIX MONTHS ENDED JUNE 30, 2023

(Thousands of Euros)

9.	INCOME TAX

Each of the entities included in Codere Online file income taxes according to the tax regulations in force in each country on an individual basis or under consolidation tax regulations.

The consolidated income tax has been calculated as an aggregation of income tax expenses of each individual company. In order to calculate the taxable income of the consolidated entities individually, the accounting profit is adjusted for permanent differences. At each consolidated income statement date, a current tax asset or liability is recorded, representing income taxes currently refundable or payable.

Income tax payable is the result of applying the applicable tax rate in force to each tax-paying entity, in accordance with the tax laws in force in the country in which the entity is registered.

Reconciliation of book net income / (loss) before taxes to taxable income

The reconciliation between book net income/(loss) before tax and the income tax benefit/(expense) from continuing operations as of June 30, 2023 is as follows:

	06/30/2023	06/30/2022
Current income tax expense	1,611	(956)
Deferred income tax expense relating to origination and reversal of temporary differences	806	(767)
Income tax expense recognised in statement of profit or loss	2,417	(1,723)

Deferred taxes

	06/30/2023	06/30/2022
Deferred tax asset	1,050	252
Deferred tax liability	-	1,019

The deferred tax asset generated as of June 30, 2023 due to the recognition of the long-term incentive plan impact as described in Note 13, and the deferred tax liability mainly due to the fluctuation of the exchange rates between the euro and the other currencies.

As shown in the table below, Codere Online has generated net losses which can be offset against future profits; as of December 31, 2022, and June 30, 2023, Codere Online had not recognized the positive impact that these losses could have if they were to be utilized, but it expects to do so in the future. There is no limit on time in either country to utilize these losses against future profits.

Entity	Previous	2020	2021	2022	Six months ended 06/30/2023	Total as of 06/30/2023
SEJO	-	-	10,907	4,224	-	15,131
Codere Online S.A.U. (Spain)	1,923	-	-	-	-	1,923
Codere Online Management Services LTD (Malta)	5,971	9,592	9,051	12,356	-	36,970
LIFO AenP (Mexico)	-	-	343	25,006	-	25,349
Codere Online Luxembourg, S.A.	-	-	-	-	-	-

Codere Online Luxembourg, S.A. and subsidiaries.

SELECTED NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2023 AND FOR THE SIX MONTHS ENDED JUNE 30, 2023

(Thousands of Euros)

10.	REVENUE AND EXPENSES

Revenues

The breakdown of Codere Online’s revenues for the six months ended June 30, 2023 and 2022 is as follows:

	06/30/2023	06/30/2022
Sports betting	36,296	28,386
Casino wagering	38,339	22,876
Total	74,635	51,262

No single customer contributed more than 10% of revenue for the six months ended June 30, 2023, and 2022.

Additionally, the distribution of sales by geographical market during the reporting period is as follows:

	06/30/2023	06/30/2022
Spain	35,941	27,281
Mexico	31,959	19,571
Colombia	4,659	2,785
Panama	1,270	903
Others	806	722
Total	74,635	51,262

Personnel expenses

The heading personnel expenses of the attached Unaudited Interim Condensed Consolidated Financial Statements as of and for the six months ended June 30, 2023 and 2022 includes expenses for wages, salaries, long term incentive plans, benefits (and other similar concepts) and social security and other social contributions expenses payable by Codere Online.

	06/30/2023	06/30/2022
Wages, salaries and similar	6,489	4,747
LTIP provision	1,256	1,004
Social security contributions payable by Codere Online	1,048	692
Total	8,794	6,443

Depreciation and amortization

The breakdown of depreciation and amortization in the Unaudited Interim Condensed Consolidated Financial Statements as of and for the six months ended June 30, 2023 and 2022 is as follows:

	06/30/2023	06/30/2022
Depreciation of property, plant and equipment	36	33
Amortization of intangible assets	11	313
Amortization of right-of-use assets	-	-
Total	47	346

Codere Online Luxembourg, S.A. and subsidiaries.

SELECTED NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2023 AND FOR THE SIX MONTHS ENDED JUNE 30, 2023

(Thousands of Euros)

Other operating expenses

The breakdown of other operating expenses for the six months ended June 30, 2023 and 2022 is as follows:

	06/30/2023	06/30/2022
Gambling taxes	7,580	4,701
Leases	257	263
Utilities, repairs and maintenance	667	450
Professional services and other expenses	30,186	24,127
Business e-Mail Compromise Incident	-	744
Casino license royalties	3,018	1,968
Marketing expenses	35,393	37,485
Total	77,101	69,738

Codere Online recognizes lease payments as an operating expense on a straight-line basis over the term of the lease for the short-term leases (defined as leases with a lease term of 12 months or less) and leases of low value.

Professional services and other expenses mainly include: (i) streaming services contracted to external parties offered to our customers as a complement to our sports betting offer, (ii) the payment processing which allow our customers to deposit and withdraw using platforms and (iii) also some of our most popular sports odds are obtained through external providers. Additionally, certain other expenses, such as those relating to marketing and customer relationship management (CRM) tools, are included in this detail.

Finance income / (cost)

The breakdown of finance income for the period ended June 30, 2023 and 2022 is as follows

	06/30/2023	06/30/2022
Interest Income/(Expenses)	1,136	21
Exchange rate impact	2,844	6,206
Argentina Hyperinflation Impact	4,251	544
Decrease/(Increase) in Fair Value of Public Warrants	334	3,592
Impact of IFRS 9 on accounting for financial instruments, including impairment*	-	(136)
Total	8,565	10,227

*	Impact of IFRS 9 on accounting for financial instruments, including impairment is the result of adding, Impairment of trade receivables, Current financial assets and cash equivalents.

Net financial results amounted to €8,565 thousand euros in the six months ended June 30, 2023, and were primarily related to the Argentina hyperinflation impact and to the fluctuation of the exchange rates that Codere Online has incurred between euro and other currencies and the change in fair value of the warrants as described in Codere Online’s Consolidated Carve-out Financial Statements as of December 31, 2022.

Codere Online has recorded the impact of the exchange rate and the change in fair value of the warrants as finance income amounting to €334 thousand and €3,592 thousand respectively for the six months ended June 30, 2023 and June 30, 2022.

Codere Online Luxembourg, S.A. and subsidiaries.

SELECTED NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2023 AND FOR THE SIX MONTHS ENDED JUNE 30, 2023

(Thousands of Euros)

Earnings per share

Basic earnings per share amounts are calculated by dividing (a) the net income/(loss) for the period attributable to equity holders of the Parent by (b) the weighted average number of ordinary shares outstanding during the period.

Diluted earnings per share amounts are calculated by dividing the net income/(loss) for the period attributable to ordinary equity holders of the Parent by the weighted average number of ordinary shares plus the weighted average number of ordinary shares that would be issued on the conversion of all the dilutive potential ordinary shares into ordinary shares, if any. The effect of warrants throughout 2023 qualified as antidilutive events. In accordance with IAS 33, antidilutive potential ordinary shares are disregarded in the calculation of diluted earnings per share.

Additionally, because IFRS requires that the calculation of basic and diluted earnings per share (“EPS”) for all periods presented be adjusted retrospectively when the number of ordinary shares or potential ordinary shares outstanding increases as a result of a capitalization, bond issue, or share split, or decreases as a result of a reverse share split, EPS calculations for the reporting period and the comparative period should be based on the new number of shares. Therefore, earnings per share has been adjusted for all periods presented to reflect the number of shares issued and outstanding giving an amount of 45,121,956 for the six months ended June 30, 2023, and 2022, which corresponds to the amount of shares attributable to CNEW (66.5%) without giving effect to the capital contribution of the DD3 shareholders and the resources obtained by the Nasdaq listing.

Both basic and diluted earnings per share attributable to equity holders of Codere Online are calculated based on the following data, in each case for the six months ended June 30, 2023 and June 30, 2022.

	06/30/2023	06/30/2022
Net income/(loss) attributable to the equity holders of the Parent (thousand euros)	(305)	(16,761)
Weight average number of shares outstanding:
Basic	45,259,185	45,259,185
Diluted	45,259,185	45,259,185
Basic earnings per share (euros)	(0.007)	(0.370)
Diluted earnings per share (euros)	(0.007)	(0.370)

Codere Online Luxembourg, S.A. and subsidiaries.

SELECTED NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2023 AND FOR THE SIX MONTHS ENDED JUNE 30, 2023

(Thousands of Euros)

11.	RELATED PARTIES

The parties related to Codere Online include, in addition to its and Codere Group’s subsidiaries, associates and jointly controlled entities, if any, Codere Online’s key management personnel, as well as all individuals who are related to them by a family relationship, and the entities over which key management personnel may exercise significant influence or control. Balances and transactions between Codere Online and its subsidiaries, which are related parties of Codere Online, have been eliminated in consolidation and are not disclosed in this note. Details of transactions between Codere Online and other related parties are disclosed below.

Transactions with Codere Group and related companies

06/30/2023

Related Companies	Relation to Codere Group	Finance costs and exchange differences	Operating expenses	Total Costs
Codere Apuestas España S.A.	Subsidiary of Codere Group	-	(2,333)	(2,333)
Codere Newco S.A.U.	Subsidiary of Codere Group	-	(5,626)	(5,626)
Codere Apuestas Galicia S.L.	Subsidiary of Codere Group	-	(911)	(911)
Codere Operadora de Apuestas S.L.	Subsidiary of Codere Group	-	-	-
Other retail companies	Subsidiary of Codere Group	-	(395)	(395)
Mexico retail companies	Subsidiary of Codere Group	-	(1,882)	(1,882)
Retail Latam	Subsidiary of Codere Group	-	(1,761)	(1,761)

Balance at 06/30/2023

	Related companies	Current financial assets (Note 4)	Trade receivables (Note 5)	Current Borrowings (Note 7)	Trade payables and other current liabilities (Note 8)
Codere Newco S.A.U.	Parent of Codere Online	-	8	-	3,505
Codere Operadora de Apuestas S.L.	Subsidiary of Codere Group	-	-	-	-
Codere Apuestas España S.L.	Subsidiary of Codere Group	-	-	-	1,336
Other retail companies	Subsidiary of Codere Group	-	254	452	425
Latam retail companies	Subsidiary of Codere Group	2,175	2,580	1,942	2,681
Total		2,175	2,844	2,393	7,938

Codere Online Luxembourg, S.A. and subsidiaries.

SELECTED NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2023 AND FOR THE SIX MONTHS ENDED JUNE 30, 2023

(Thousands of Euros)

Balance at 12/31/2022

	Related companies	Current financial assets (Note 4)	Trade receivables (Note 5)	Current Borrowings (Note 7)	Trade payables and other current liabilities (Note 8)
Codere Newco S.A.U.	Parent of Codere Online	-	3	8	1,779
Codere Operadora de Apuestas S.L.	Subsidiary of Codere Group	-	-	-	-
Codere Apuestas España S.L.	Subsidiary of Codere Group	-	109	-	369
Other retail companies	Subsidiary of Codere Group	-	-	306	788
Other Latam retail companies	Subsidiary of Codere Group	-	1,034	3,187	1,497
CCOL	Subsidiary of Codere Group	-	2,832	68	1,953
ACOR/HIPA	Subsidiary of Codere Group	-	331	674	111
Total		-	4,309	4,243	6,497

Codere Online Luxembourg, S.A. and subsidiaries.

SELECTED NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2023 AND FOR THE SIX MONTHS ENDED JUNE 30, 2023

(Thousands of Euros)

12.	COMMITMENTS AND CONTINGENCIES

Retail Fraud (Misappropriation of Funds)

A fraud resulting in misappropriation of funds was committed against Codere Online in Spain related to a series of fraudulent withdrawals over a four-month period, from April to July 2023, totaling €0.5 million made by an online customer from his online account at a third-party retail gaming hall located in Cádiz, Andalucía. The online customer’s account was frozen on July 25, 2023.

The Company filed a police report on August 1, 2023, and the investigation is ongoing, including with respect to recovery of the misappropriated funds.

Codere Online Luxembourg, S.A. and subsidiaries.

SELECTED NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2023 AND FOR THE SIX MONTHS ENDED JUNE 30, 2023

(Thousands of Euros)

13.	OTHER INFORMATION

GIBRALTAR SUPPORTING ENTITY LIQUIDATION

Following an internal reorganization of Codere Online, Codere (Gibraltar) Marketing Services LTD operations were discontinued effective April 30, 2023, and we expect to liquidate this Supporting Entity on or before December 31, 2023.

This liquidation is not expected to have a significant financial impact on the Unaudited Interim Condensed Consolidated Financial Statements.

ARGENTINA SUPPORTING ENTITY NEW CORPORATE SITUATION

On November 15, 2021, Iberargen, S.A. a subsidiary within the Codere Group, and SEJO, a subsidiary of Parent, entered into an agreement (as amended from time to time, the “Argentina Restructuring Agreement”) pursuant to which: (i) the parties agreed to jointly incorporate a new company in Argentina, Codere Online Argentina, S.A., with Codere Argentina, S.A. and SEJO initially retaining 5% and 95% stakes, respectively. Codere Online Argentina, S.A. was incorporated on January 28, 2022

On April 21, 2023, LOTBA granted an authorization to transfer the license from Iberargen, S.A. (which had been granted on March 12, 2021) to Codere Online Argentina S.A. under the code EX-2021-08223218-GCABA-LOTBA for the marketing, distribution, and sale of online games through internet gaming platforms and/or mobile applications, allowing Codere Online Argentina S.A. (following the transfer of all applicable commercial agreements, personnel and other assets) to operate in the City of Buenos Aires from May 3, 2023.

MANAGEMENT INCENTIVE PLAN

The total number of share options, restricted shares and deferred payments right to each part of the LTIP is as follow:

	Share options	Restricted Shares	Deferred payments right
Total Rights assigned to the beneficiaries	959,522	928,382	-
Fair value of the LTIP in USD	1,761,940	4,304,117	4,167,407
Weighted average price in USD	1.84	4.64	-
Options granted during the period	95,952	92,838	38,251
Options exercised during the period	-	-	-
Options outstanding as of June 30, 2023	95,952	92,838	38,251
Exercisable as of June 30, 2023	-	-	-

Codere Online Luxembourg, S.A. and subsidiaries.

SELECTED NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2023 AND FOR THE SIX MONTHS ENDED JUNE 30, 2023

(Thousands of Euros)

The fair value of the equity instruments granted has been determined using a Monte Carlo simulation valuation model as of each of the Grant dates, considering the conditions determined in the LTIP Agreement, and the following assumptions:

Forecast share price volatility (annualized)	50,13%
Plan duration (years)	5,00
Expected dividend yield	0,00%
Risk-free interest rate	U.S. Sovereign Bond yield

Regarding the forecasted share price volatility, the annualized share price volatility has been calculated as the average historical standard deviation among the company’s selected peers, considering a 5-year period, matching the LTIP tenor.

More specifically, the restricted share’s fair value has been calculated as the number of estimated vested instruments times the expected share value at the assumed restricted shares exercise date. The number of estimated vested instruments used has been the one established in each beneficiary’s invitation letter, and the expected share value has been determined according to the aforementioned Monte Carlo simulation and the valuation inputs previously detailed.

Regarding the fair value of the stock options which may be converted into the Company’s ordinary equity at a previously specified price for a determined time period, it has been obtained in a similar way, by multiplying the number of vested stock options times the expected option value as of that date. Furthermore, in order to determine the stock option value as of each of the grant dates, we have also used the expected share price evolution as determined by the Monte Carlo simulation model. Additionally, it is worth mentioning that options’ value can be divided into intrinsic value, consisting in the difference between the underlying share’s price and the option’s strike if this is a positive value for the acquirer of the option shares; and time value, which represents the possibility that the option may obtain intrinsic value in the future. Additionally, according to the valuation model’s share price expected evolution, the Company’s stock options only have time value as of each of the grant dates, due to the value of the underlying ordinary shares as of the grant dates and the strike price of $10 per share.

Finally, it must be noted that the fair value of deferred payments to be made in a future date, depends directly on a non-market condition (evolution of the Company’s EBITDA during the Sub-Plan’s life). However, it is possible to determine the number of shares to be delivered, based on the expected evolution of the Company’s EBITDA in line with its business plan, which will be revised subsequently until the payment date. To this extent, in order to establish the preliminary number of shares which will be delivered to the Sub-Plans’ beneficiaries, the main input used has been the Company’s business plan.

The incentives granted to the beneficiaries under the LTIP will be subject to a 5-year general vesting period, with 20% vesting per year, subject to certain exceptions and acceleration events, in order to promote the long-term retention of the beneficiaries.

Except in the case of a termination for gross misconduct, fraud or gross negligence, in which case the relevant beneficiary would forfeit all rights to both vested and unvested compensation under the LTIP, beneficiaries that cease to be employed by Codere Online or to provide services to Codere Online, as applicable, will retain all vested compensation up to the date of any such resignation or termination. Awards are subject to recovery by Codere Online under certain events, including as a result of a breach of the post-contractual non-compete or non-solicit or pursuant to applicable laws and regulations. Except as prohibited by applicable laws, the company may extend loans to beneficiaries to pay certain taxes due in connection with compensation under the LTIP.

The LTIP is subject to the Spanish employment law as a significant part of the compensation under the LTIP will be awarded to beneficiaries located in Spain. The components of the LTIP may be subject to special terms and conditions depending on the location of the beneficiary.

The foregoing description of the LTIP does not purport to be complete and is qualified in its entirety by reference to the full text of the LTIP Master Agreement, which has been filed as an exhibit to the annual report of Codere Online as of December 31, 2021. As of June 30, 2023, the impact of the LTIP was recorded in the Unaudited Interim Condensed Consolidated Statements of Income (Loss) as personnel expenses amounted to 1,256 thousand euros.

Codere Online Luxembourg, S.A. and subsidiaries.

SELECTED NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2023 AND FOR THE SIX MONTHS ENDED JUNE 30, 2023

(Thousands of Euros)

14.	EVENTS AFTER THE REPORTING DATE

Liquidation of Subsidiary

On October 20, 2022, the board of directors of Codere Online Luxembourg, S.A. approved the liquidation of its Malta operating entity named Codere Online Operator LTD and of its Malta supporting entity named Codere Online Management Services LTD. The liquidation is expected to be completed on or before December 31, 2023, subject to customary closing conditions. Codere Online voluntarily surrendered its B2C license effective as of October 29, 2023 as it does not currently offer (and never has offered) online casino and sports betting to customers located in Malta. Effective as of February 8, 2023, Codere Online voluntarily surrendered its B2B license which authorized the provision of B2B gaming services in Malta.

The liquidation represents a significant event for Codere Online Luxembourg, S.A. This liquidation is not expected to have any significant financial impact in the financial statements for the period in which the liquidation occurs.

Auditors

On October 23, 2023, Ernst & Young, S.L. (“EY”) notified the Audit Committee of the Board of Directors (the “Audit Committee”) of Codere Online of its decision to decline to stand for re-election or re-appointment as the Company’s independent registered public accounting firm for the purpose of auditing the Company’s financial statements for the year ending December 31, 2023. This decision stemmed from EY’s decision not to renew as the independent auditor for Codere New Topco S.A. and its consolidated subsidiaries, which includes Codere Online.

The Audit Committee of Codere Online is currently seeking to appoint a new independent registered public accounting firm to act as independent auditor for Codere Online.

There were no additional events subsequent to the closing date which could have a significant effect on Codere Online’s Unaudited Interim Condensed Consolidated Financial Statements.

Codere Online Luxembourg, S.A. and subsidiaries.

SELECTED NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2023 AND FOR THE SIX MONTHS ENDED JUNE 30, 2023

(Thousands of Euros)

Financial Statements of Codere Online Luxembourg, S.A. and subsidiaries as of and for the six months ended June 30, 2023

Madrid, November 14, 2023

Oscar Iglesias	Amalia Lopez Castaño
Chief Financial Officer	Chief Accounting Officer